

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Per Ansgar
Chief Financial Officer
Polestar Automotive Holding UK PLC
Assar Gabrielssons Väg 9
405 31 Gothenburg, Sweden

      Re: Polestar Automotive Holding UK PLC
             Form 20-F for the Fiscal Year Ended December 31, 2023
             File No. 001-41431

Dear Per Ansgar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance